DARSIE & ELSTE

ATTORNEYS AT LAW

P.O. BOX 28

VERSAILLES, KENTUCKY 40383

TELEPHONE: (859) 873-3766 or (859) 221-9847

FAX: (859) 873-3606

E-MAIL: darsieandelste@aol.com

GAY M. ELSTE	JOHN C. DARSIE, JR.
(1936 - 1994)

October 22, 2010

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20049

Attn: EDGAR CORRESPONDENCE

RE:	Response to requested modifications to Post Effective Amendments

Dupree Mutual Funds

Registration No. 2-74233 (under the 1933 Act)

Registration No. 811-2918 (under the 1940 Act)

Form N-1A, Post-Effective Amendment Nos. 51 and 52 (1933 Act) and

Amendment Nos. 53 and 54 (1940 Act)

TO WHOM IT MAY CONCERN:

Please accept this letter as a response by the Registrant to requested modifications to its previously filed Post Effective Amendments Nos. 51 and 52. These requested modifications were discussed with Mrs. Williams by the undersigned on October 21, 2010 and will be implemented if acceptable to the Commission.

PROSPECTUS

Alabama Tax-Free Income Series

1. Page 4, Alabama Tax-Free Income Series, Investment Objectives, modify the sentence to describe the Objective of the Fund. The first sentence will read:

The Fund seeks to provide a high level of tax-free income derived from Alabama municipal securities without incurring undue risk to principal.

2. Page 4, Alabama Tax-Free Income Series, Fees and Expenses, Shareholder Fees, Shareholder Fees: the table of shareholder fees will be modified to add the $10 fee for redemptions made by wire. Accordingly, the table will read:

This table describes the fees and expenses that you may pay if you buy and hold shared of the Fund.

Maximum Sales Charge (Load) Imposed on Purchases	NONE
Maximum Deferred Sales Charge (Load)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends [and other distributions]	NONE
Redemption Fee	NONE
Redemption Fee if by wire transfer	$10
Exchange Fee	NONE
Maximum Account Fee	NONE

3. Page 4, Alabama Tax-Free Income Series, Fees and Expenses, footnote following Annual Operating Expenses: delete the entire footnote and the Total Actual Annual Fund Operating Expenses after waivers/expense reduction will not be shown.

4. Page 5, Alabama Tax-Free Income Series, Principal Investment Strategies, first sentence will be modified to show what the Fund seeks as a strategy. The sentence will read:

The Fund seeks to provide a steady flow of tax-exempt income derived from Alabama municipal securities of investment grade quality (those rated BBB or Baa or higher at the time of purchase) with a nominal maturity normally greater than 10 years.

5. Page 5, Alabama Tax-Free Income Series, Principal Investment Strategies, third sentence of paragraph will be modified to add that the income and investments will be in securities exempt from Federal and Alabama income tax. The sentence will read:

The Fund has a fundamental policy that during periods of normal market conditions either (1) the Fund’s assets will be invested so that at least 80% of the income will be exempt from Federal and Alabama Income tax or (2) the Fund will have at least 80% of its net assets invested in securities exempt from Federal and Alabama Income tax.

6. Page 5, Alabama Tax-Free Income Series, Principal Risks of Investing, second sentence of first paragraph will be modified to delete the reference to insurance provided by the FDIC, Federal Reserve Board or agency of the U.S. government. The sentence will read:

Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by any bank.

7. Page 5, Alabama Tax-Free Income Series, Principal Risks of Investing, will be modified to add Alabama state specific risk factors. After the second paragraph, the following language will be added to the section, moving this information from State Specific Risk Factors appearing at Page 35 of the Prospectus:

Alabama’s economy relies in large part on the textile, automobile, aerospace and forest products industries, all of which may be affected by cyclical changes. While Alabama’s economy fell into recession almost seven months later than the nation, the downturn has been more severe. Slowdowns in consumer and business spending, tightened lending conditions, and weak commercial and residential real estate markets have all acted as significant drags on the state’s economy. The automotive industry remains vital to the state’s overall economic health. Declining North American vehicle sales and production led to substantial job losses and reduced state tax revenues, however, improvement in this sector is expected as demand for automobiles stabilizes. Like most states, Alabama’s economy is still recovering from the recession. Real GDP is forecasted to grow by 1.9 percent in 2010. State tax revenues are showing some stability with the year-over-year decline during the first three months of the current fiscal year (FY2010) being considerably smaller than seen in recent prior quarters. However, looking ahead the state will likely face declines in sales and tourism taxes and oil royalties due to the unprecedented oil spill in the Gulf of Mexico that will make balancing next year’s budgets more difficult.

The state’s annual average unemployment rate stood at 10.3 percent through the end of June 2010 compared with the national average unemployment rate of 9.5 percent (Source: U.S. Bureau of Labor Statistics). In 2009, Alabama had a per capita personal income of $33,096 which ranked 41st in the nation which was 85 percent of the national average of $39,138 (Source: Bureau of Economic Analysis).

Alabama had net tax-supported debt per capita of $796 in 2009 which represented 2.4 percent of 2008 personal income. The state’s debt burden was slightly lower than the national net tax-supported debt median of $936 (Source: Moody’s Investors Services, Special Comment: 2010 State Debt Median

Report, May 2010). As of June 30, 2010, Alabama’s general obligation debt was rated Aa2 by Moody’s and AA by Standard & Poor’s.

8. Page 5, Alabama Tax-Free Income Series, fourth paragraph of Principal Risks of Investing, discussion of nominal and effective maturity: the following four sentences will be deleted and moved to become the last four sentences of Principal Investment Strategies on page 5:

The nominal maturity of the Fund will normally be 10 years or more. Maintaining a steady stream of tax-exempt income is a primary objective of the Fund. The net asset value (NAV) of the Fund is calculated on a daily basis and may fluctuate considerably. The portfolio had a nominal maturity of 17.76 years and an effective maturity of 6.79 years as of June 30, 2010.

Kentucky Tax-Free Income Series

9. Page 7, Kentucky Tax-Free Income Series, Investment Objectives modify the sentence to describe the Objective of the Fund. The first sentence will read:

The Fund seeks to provide a high level of tax-free income derived from Kentucky municipal securities without incurring undue risk to principal.

10. Page 7, Kentucky Tax-Free Income Series, Fees and Expenses, Shareholder Fees, Shareholder Fees: the table of shareholder fees will be modified to add the $10 fee for redemptions made by wire. Accordingly, the table will read:

This table describes the fees and expenses that you may pay if you buy and hold shared of the Fund.

Maximum Sales Charge (Load) Imposed on Purchases	NONE
Maximum Deferred Sales Charge (Load)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends [and other distributions]	NONE
Redemption Fee	NONE
Redemption Fee if by wire transfer	$10
Exchange Fee	NONE
Maximum Account Fee	NONE

11. Page 7, Kentucky Tax-Free Income Series, delete the entire footnote under Annual Operating Expenses, as there were no waivers and/or expense reductions to the Fund’s Expenses.

12. Page 8, Kentucky Tax-Free Income Series, Principal Investment Strategies, first sentence will be modified to show what the Fund seeks as a strategy. The sentence will read:

The Fund seeks to provide a steady flow of tax-exempt income derived from Kentucky municipal securities of investment grade quality (those rated BBB or Baa or higher at the time of purchase) with a nominal maturity normally greater than 10 years.

13. Page 8, Kentucky Tax-Free Income Series, Principal Investment Strategies, third sentence of paragraph will be modified to add that the income and investments will be in securities exempt from Federal and Kentucky income tax. The sentence will read:

The Fund has a fundamental policy that during periods of normal market conditions either (1) the Fund’s assets will be invested so that at least 80% of the income will be exempt from Federal and

Kentucky Income tax or (2) the Fund will have at least 80% of its net assets invested in securities exempt from Federal and Kentucky Income tax.

14. Page 8, Kentucky Tax-Free Income Series, Principal Risks of Investing, second sentence of first paragraph will be modified to delete the reference to insurance provided by the FDIC, Federal Reserve Board or agency of the U.S. government. The sentence will read:

Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by any bank.

15. Page 8, Kentucky Tax-Free Income Series, Principal Risks of Investing, will be modified to add Kentucky state specific risk factors. After the second paragraph, the following language will be added to the section, moving this information from State Specific Risk Factors appearing at Pages 35 and 36 of the Prospectus:

The Commonwealth of Kentucky’s non-agricultural economy is diversified among the following sectors: services, wholesale and retail trade, manufacturing, and government. Manufacturing has declined as a percentage of Kentucky’s economy in recent years. The service sector has continued to expand in Kentucky and now accounts for close to 40% of statewide employment.

Kentucky’s economy has also been negatively impacted by the recession with output and employment levels declining. Tax revenues have dipped below the fiscal year 2006 level due to the severe recession with an actual decline in two straight fiscal years. Legislators closed a budget gap of approximately $1.5 billion for the 2010-12 biennium with help form federal stimulus funds, budget reserves, increased taxation on cigarettes and alcohol, debt management strategies, and targeted spending reductions. The state’s annual average unemployment rate stood at 10.0 percent through the end of June 2010 compared with the national average of 9.5 percent (Source: U.S. Bureau of Labor Statistics). Decreased demand for automobiles led to substantial job losses in the manufacturing industry. In 2009, Kentucky had a per capita personal income of $31,883 which ranked 46th in the nation which was 81 percent of the national average of $39,138. (Source: Bureau of Economic Analysis).

Kentucky had net tax-supported debt per capita of $1,685 in 2009 which represented 5.4 percent of 2008 personal income. The Commonwealth’s debt burden was substantially above the national net tax-supported debt median of $936 (Source: Moody’s Investors Services, Special Comment: 2010 State Debt Medians Report, May 2010). As of June 30, 2010, Kentucky’s appropriation supported debt was rated Aa2 by Moody’s and AA- by Standard & Poor’s.

16. Page 8, Kentucky Tax-Free Income Series fourth paragraph of Principal Risks of Investing, discussion of nominal and effective maturity: the following four sentences will be deleted and moved to become the last four sentences of Principal Investment Strategies on page 8:

The nominal maturity of the Fund will normally average 10 years or more. Maintaining a steady stream of tax-exempt income is a primary objective of the Fund. The net asset value (NAV) of the Fund is calculated on a daily basis and may fluctuate considerably. The portfolio had a nominal maturity of 13.81 years and an effective maturity of 5.32 years as of June 30, 2010.

Kentucky Tax-Free Short to Medium Series

17. Page 10, Kentucky Tax-Free Short to Medium Series, Investment Objectives modify the sentence to describe the Objective of the Fund. The first sentence will read:

The Fund seeks to provide a high level of tax-free income derived from Kentucky municipal securities without incurring undue risk to principal.

18. Page 10, Kentucky Tax-Free Short to Medium Series, Fees and Expenses, Shareholder Fees, Shareholder Fees: the table of shareholder fees will be modified to add the $10 fee for redemptions made by wire. Accordingly, the table will read:

This table describes the fees and expenses that you may pay if you buy and hold shared of the Fund.

Maximum Sales Charge (Load) Imposed on Purchases	NONE
Maximum Deferred Sales Charge (Load)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends [and other distributions]	NONE
Redemption Fee	NONE
Redemption Fee if by wire transfer	$10
Exchange Fee	NONE
Maximum Account Fee	NONE

19. Page 10, Kentucky Tax-Free Short to Medium Series, delete the entire footnote under Annual Operating Expenses, as there were no waivers and/or expense reductions to the Fund’s Expenses.

20. Page 11, Kentucky Tax-Free Short to Medium Series, Principal Investment Strategies, first sentence will be modified to show what the Fund seeks as a strategy. The sentence will read:

The Fund seeks to provide a steady flow of tax-exempt income derived from Kentucky municipal securities of investment grade quality (those rated BBB or Baa or higher at the time of purchase) with a nominal maturity normally ranging from 2 to 7 years.

21. Page 11, Kentucky Tax-Free Short to Medium Series, Principal Investment Strategies, third sentence of paragraph will be modified to add that the income and investments will be in securities exempt from Federal and Kentucky income tax. The sentence will read:

The Fund has a fundamental policy that during periods of normal market conditions either (1) the Fund’s assets will be invested so that at least 80% of the income will be exempt from Federal and Kentucky Income tax or (2) the Fund will have at least 80% of its net assets invested in securities exempt from Federal and Kentucky Income tax.

22. Page 11, Kentucky Tax-Free Short to Medium Series, Principal Risks of Investing, second sentence of first paragraph will be modified to delete the reference to insurance provided by the FDIC, Federal Reserve Board or agency of the U.S. government. The sentence will read:

Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by any bank.

23. Page 11, Kentucky Tax-Free Short to Medium Series, Principal Risks of Investing, will be modified to add Kentucky state specific risk factors. After the second paragraph, the following language will be added to the section, moving this information from State Specific Risk Factors appearing at Pages 35 and 36 of the Prospectus:

The Commonwealth of Kentucky’s non-agricultural economy is diversified among the following sectors: services, wholesale and retail trade, manufacturing, and government. Manufacturing has declined as a percentage of Kentucky’s economy in recent years. The service sector has continued to expand in Kentucky and now accounts for close to 40% of statewide employment.

Kentucky’s economy has also been negatively impacted by the recession with output and employment levels declining. Tax revenues have dipped below the fiscal year 2006 level due to the severe recession with an actual decline in two straight fiscal years. Legislators closed a budget gap of approximately $1.5 billion for the 2010-12 biennium with help form federal stimulus funds, budget reserves, increased taxation on cigarettes and alcohol, debt management strategies, and targeted spending reductions. The state’s annual average unemployment rate stood at 10.0 percent through the end of June 2010 compared with the national average of 9.5 percent (Source: U.S. Bureau of Labor Statistics). Decreased demand for automobiles led to substantial job losses in the manufacturing industry. In 2009, Kentucky had a per capita personal income of $31,883 which ranked 46th in the nation which was 81 percent of the national average of $39,138. (Source: Bureau of Economic Analysis).

Kentucky had net tax-supported debt per capita of $1,685 in 2009 which represented 5.4 percent of 2008 personal income. The Commonwealth’s debt burden was substantially above the national net tax-supported debt median of $936 (Source: Moody’s Investors Services, Special Comment: 2010 State Debt Medians Report, May 2010). As of June 30, 2010, Kentucky’s appropriation supported debt was rated Aa2 by Moody’s and AA- by Standard & Poor’s.

24. Page 11, Kentucky Tax-Free Short to Medium Series fourth paragraph of Principal Risks of Investing, discussion of nominal and effective maturity: the following four sentences will be deleted and moved to become the last four sentences of Principal Investment Strategies on page 11:

The nominal maturity of the Fund will normally range between 2-7 years. Maintaining a steady stream of tax-exempt income is a primary objective of the Fund. The net asset value (NAV) of the Fund is calculated on a daily basis and may fluctuate considerably. The portfolio had a nominal maturity of 5.46 years and an effective maturity of 4.65 years as of June 30, 2010.

Mississippi Tax-Free Income Series

25. Page 13, Mississippi Tax Free Income Series, Investment Objectives modify the sentence to describe the Objective of the Fund. The first sentence will read:

The Fund seeks to provide a high level of tax-free income derived from Mississippi municipal securities without incurring undue risk to principal.

26. Page 13, Mississippi Tax-Free Income Series, Fees and Expenses, Shareholder Fees, Shareholder Fees: the table of shareholder fees will be modified to add the $10 fee for redemptions made by wire. Accordingly, the table will read:

This table describes the fees and expenses that you may pay if you buy and hold shared of the Fund.

Maximum Sales Charge (Load) Imposed on Purchases	NONE
Maximum Deferred Sales Charge (Load)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends [and other distributions]	NONE
Redemption Fee	NONE
Redemption Fee if by wire transfer	$10
Exchange Fee	NONE
Maximum Account Fee	NONE

27. Page 13, Mississippi Tax-Free Income Series, Fees and Expenses, footnote following Annual Operating Expenses: delete the footnote and the Total Actual Annual Fund Operating Expenses after waiver/expense reduction will not be shown.

28. Page 14, Mississippi Tax-Free Income Series, Principal Investment Strategies, first sentence will be modified to show what the Fund seeks as a strategy. The sentence will read:

The Fund seeks to provide a steady flow of tax-exempt income derived from Mississippi municipal securities of investment grade quality (those rated BBB or Baa or higher at the time of purchase) with a nominal maturity normally greater than 10 years.

29. Page 14, Mississippi Tax-Free Income Series, Principal Investment Strategies, third sentence of paragraph will be modified to add that the income and investments will be in securities exempt from Federal and Mississippi income tax. The sentence will read:

The Fund has a fundamental policy that during periods of normal market conditions either (1) the Fund’s assets will be invested so that at least 80% of the income will be exempt from Federal and Mississippi Income tax or (2) the Fund will have at least 80% of its net assets invested in securities exempt from Federal and Mississippi Income tax.

30. Page 14, Mississippi Tax-Free Income Series, Principal Risks of Investing, second sentence of first paragraph will be modified to delete the reference to insurance provided by the FDIC, Federal Reserve Board or agency of the U.S. government. The sentence will read:

Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by any bank.

31. Page 14, Mississippi Tax-Free Income Series, Principal Risks of Investing, will be modified to add Mississippi state specific risk factors. After the second paragraph, the following language will be added to the section, moving this information from State Specific Risk Factors appearing at Page 36 of the Prospectus:

Mississippi’s economy is dominated by the manufacturing and service industries which are sensitive to trends in those industries. Manufacturing has been hit hardest by the recession, with the state suffering over a 10% drop in payroll employment. Recent economic indicators show that the recovery, though weak, is beginning. Retail sales have been rising, job loss is slowing, gaming revenues are improving, and the value of residential building permits issued has stabilized. While Mississippi did not meet its revenue projections for fiscal 2010, the shortfall was less than projected. Spending was reduced by $466 million to general fund and non-exempt special fund agencies in fiscal 2010 and reserve funds were used to maintain a balanced budget. Looking ahead, the state will be facing losses in sales and tourism taxes and oil royalties due to the unprecedented oil crisis in the Gulf of Mexico which will make balancing the fiscal 2012 budget even more difficult. The state’s annual average unemployment rate stood at 11.0 percent through the end of June 2010 compared with the national average of 9.5 percent (Source: U.S. Bureau of Labor Statistics). In 2009, Mississippi had a per capita personal income of $30,103 which ranked 50th in the nation which was 77 percent of the national average of $39,138. (Source: Bureau of Economic Analysis).

Mississippi had net tax-supported debt per capita of $1,478 in 2009 which represented 5.0 percent of 2008 personal income. The state’s debt burden was substantially above the national net tax-supported median of $936 (Source: Moody’s Investors Services, Special Comment: 2010 State Debt Medians Report, May 2010). As of June 30, 2010, the state of Mississippi’s general obligation debt was rated Aa3 by Moody’s and AA by Standard & Poor’s.

32. Page 14, Mississippi Tax-Free Income Series, fourth paragraph of Principal Risks of Investing, discussion of nominal and effective maturity: the following four sentences will be deleted and moved to become the last four sentences of Principal Investment Strategies on page 14:

The nominal maturity of the Fund will normally be 10 years or more. Maintaining a steady stream of tax-exempt income is a primary objective of the Fund. The net asset value (NAV) of the Fund is calculated on a daily basis and may fluctuate considerably. The portfolio had a nominal maturity of 15.65 years and an effective maturity of 6.96 years as of June 30, 2010.

North Carolina Tax-Free Income Series

33. Page 16, North Carolina Tax Free Income Series, Investment Objectives modify the sentence to describe the Objective of the Fund. The first sentence will read:

The Fund seeks to provide a high level of tax-free income derived from North Carolina municipal securities without incurring undue risk to principal.

34. Page 16, North Carolina Tax-Free Income Series, Fees and Expenses, Shareholder Fees, Shareholder Fees: the table of shareholder fees will be modified to add the $10 fee for redemptions made by wire. Accordingly, the table will read:

This table describes the fees and expenses that you may pay if you buy and hold shared of the Fund.

Maximum Sales Charge (Load) Imposed on Purchases	NONE
Maximum Deferred Sales Charge (Load)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends [and other distributions]	NONE
Redemption Fee	NONE
Redemption Fee if by wire transfer	$10
Exchange Fee	NONE
Maximum Account Fee	NONE

35. Page 16, North Carolina Tax-Free Income Series, delete the entire footnote under Annual Operating Expenses, as there were no waivers and/or expense reductions to the Fund’s Expenses.

36. Page 17, North Carolina Tax-Free Income Series, Principal Investment Strategies, first sentence will be modified to show what the Fund seeks as a strategy. The sentence will read:

The Fund seeks to provide a steady flow of tax-exempt income derived from North Carolina municipal securities of investment grade quality (those rated BBB or Baa or higher at the time of purchase) with a nominal maturity normally greater than 10 years.

37. Page 17, North Carolina Tax-Free Income Series, Principal Investment Strategies, third sentence of paragraph will be modified to add that the income and investments will be in securities exempt from Federal and North Carolina income tax. The sentence will read:

The Fund has a fundamental policy that during periods of normal market conditions either (1) the Fund’s assets will be invested so that at least 80% of the income will be exempt from Federal and North Carolina Income tax or (2) the Fund will have at least 80% of its net assets invested in securities exempt from Federal and North Carolina Income tax.

38. Page 17, North Carolina Tax-Free Income Series, Principal Risks of Investing, second sentence of first paragraph will be modified to delete the reference to insurance provided by the FDIC, Federal Reserve Board or agency of the U.S. government. The sentence will read:

Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by any bank.

39. Page 17, North Carolina Tax-Free Income Series, Principal Risks of Investing, will be modified to add North Carolina state specific risk factors. After the second paragraph, the following language will be added to the section, moving this information from State Specific Risk Factors appearing at Page 36 of the Prospectus:

North Carolina’s economy consists of a combination of services, industry, agriculture, trade, and tourism. The state has continued to evolve toward a trade, transportation and professional services economy. Although it has declined as a percentage of the overall economy, manufacturing continues to represent a significant sector in the state’s economy. The percentage of state gross product (aggregate production) and state employment associated with manufacturing is still higher than in the nation. North Carolina’s economy outperformed the nation in growth during the last expansion from 2002 to 2007. However, North Carolina’s economy was not spared from the recession as states with large manufacturing sectors generally perform poorest during recessions. Textile and apparel firms have continued to experience declines in employment as these sectors compete with imported goods. The state also has also experienced declines in employment in the motor vehicle parts industry as sales of automobiles have decreased. The state’s average annual unemployment rate through the end of June 2010 stood at 10.0 percent compared to the national average of 9.5 percent (Source: U.S. Bureau of Labor Statistics). In 2009, North Carolina had a per capita personal income of $34,453 which ranked 35th in the nation which was 88 percent of the national average of 39,138. (Source: Bureau of Economic Analysis).

Housing prices in the state have held up relatively well during the economic downturn and are showing signs of recovery. The housing market has been supported by strong population growth in the state. With an attractive climate and diverse geography, the state has continued to attract a steady inflow of young educated workers and retirees.

North Carolina had net tax-supported debt per capita of $765 in 2009 which represented 2.3 percent of 2008 personal income. The state’s debt burden was slightly below the national net tax-supported debt median of $936 (Source: Moody’s Investors Services, Special Comment: 2010 State Debt Medians Report, May 2010). As of June 30, 2010, the state’s general obligation debt was rated Aaa by Moody’s and AAA by Standard & Poor’s.

40. Page 17, North Carolina Tax-Free Income Series fourth paragraph of Principal Risks of Investing, discussion of nominal and effective maturity: the following four sentences will be deleted and moved to become the last four sentences of Principal Investment Strategies on page 17:

The nominal maturity of the Fund will normally average 10 years or more. Maintaining a steady stream of tax-exempt income is a primary objective of the Fund. The net asset value (NAV) of the Fund is calculated on a daily basis and may fluctuate considerably. The portfolio had a nominal maturity of 15.99 years and an effective maturity of 6.24 years as of June 30, 2010.

North Carolina Tax-Free Short to Medium Series

41. Page 19, North Carolina Tax Free Short to Medium Series, Investment Objectives modify the sentence to describe the Objective of the Fund. The first sentence will read:

The Fund seeks to provide a high level of tax-free income derived from North Carolina municipal securities without incurring undue risk to principal.

42. Page 19, North Carolina Tax-Free Short to Medium Series, Fees and Expenses, Shareholder Fees, Shareholder Fees: the table of shareholder fees will be modified to add the $10 fee for redemptions made by wire. Accordingly, the table will read:

This table describes the fees and expenses that you may pay if you buy and hold shared of the Fund.

Maximum Sales Charge (Load) Imposed on Purchases	NONE
Maximum Deferred Sales Charge (Load)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends [and other distributions]	NONE
Redemption Fee	NONE
Redemption Fee if by wire transfer	$10
Exchange Fee	NONE
Maximum Account Fee	NONE

43. Page 19, North Carolina Tax-Free Short to Medium Series, delete the entire footnote under Annual Operating Expenses, as there were no waivers and/or expense reductions to the Fund’s Expenses.

44. Page 20, North Carolina Tax-Free Short to Medium Series, Principal Investment Strategies, first sentence will be modified to show what the Fund seeks as a strategy. The sentence will read:

The Fund seeks to provide a steady flow of tax-exempt income derived from North Carolina municipal securities of investment grade quality (those rated BBB or Baa or higher at the time of purchase) with a nominal maturity normally ranging from 2-7 years.

45. Page 20, North Carolina Tax-Free Short to Medium Series, Principal Investment Strategies, third sentence of paragraph will be modified to add that the income and investments will be in securities exempt from Federal and North Carolina income tax. The sentence will read:

The Fund has a fundamental policy that during periods of normal market conditions either (1) the Fund’s assets will be invested so that at least 80% of the income will be exempt from Federal and North Carolina Income tax or (2) the Fund will have at least 80% of its net assets invested in securities exempt from Federal and North Carolina Income tax.

46. Page 20, North Carolina Tax-Free Short to Medium Series, Principal Risks of Investing, second sentence of first paragraph will be modified to delete the reference to insurance provided by the FDIC, Federal Reserve Board or agency of the U.S. government. The sentence will read:

Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by any bank.

47. Page 20, North Carolina Tax-Free Short to Medium Series, Principal Risks of Investing, will be modified to add North Carolina state specific risk factors. After the second paragraph, the following language will be added to the section, moving this information from State Specific Risk Factors appearing at Page 36 of the Prospectus:

North Carolina’s economy consists of a combination of services, industry, agriculture, trade, and tourism. The state has continued to evolve toward a trade, transportation and professional services economy. Although it has declined as a percentage of the overall economy, manufacturing continues to represent a significant sector in the state’s economy. The percentage of state gross product (aggregate production) and state employment associated with manufacturing is still higher than in the nation. North Carolina’s economy outperformed the nation in growth during the last expansion from 2002 to 2007. However, North Carolina’s economy was not spared from the recession as states with large manufacturing sectors generally perform poorest during recessions. Textile and apparel firms have continued to experience declines in employment as these sectors compete with imported goods. The state also has also experienced declines in employment in the motor vehicle parts industry as sales of automobiles have decreased. The state’s average annual unemployment rate through the end of June 2010 stood at 10.0 percent compared to the national average of 9.5 percent (Source: U.S. Bureau of Labor Statistics). In 2009, North Carolina had a per capita personal income of $34,453 which ranked 35th in the nation which was 88 percent of the national average of 39,138. (Source: Bureau of Economic Analysis).

Housing prices in the state have held up relatively well during the economic downturn and are showing signs of recovery. The housing market has been supported by strong population growth in the state. With an attractive climate and diverse geography, the state has continued to attract a steady inflow of young educated workers and retirees.

North Carolina had net tax-supported debt per capita of $765 in 2009 which represented 2.3 percent of 2008 personal income. The state’s debt burden was slightly below the national net tax-supported debt median of $936 (Source: Moody’s Investors Services, Special Comment: 2010 State Debt Medians Report, May 2010). As of June 30, 2010, the state’s general obligation debt was rated Aaa by Moody’s and AAA by Standard & Poor’s.

48. Page 20, North Carolina Tax-Free Short to Medium Series fourth paragraph of Principal Risks of Investing, discussion of nominal and effective maturity: the following four sentences will be deleted and moved to become the last four sentences of Principal Investment Strategies on page 20:

The nominal maturity of the Fund will normally range between 2-7 years. Maintaining a steady stream of tax-exempt income is a primary objective of the Fund. The net asset value (NAV) of the Fund is calculated on a daily basis and may fluctuate considerably. The portfolio had a nominal maturity of 5.98 years and an effective maturity of 4.23 years as of June 30, 2010.

Tennessee Tax-Free Income Series

49. Page 22, Tennessee Tax Free Income Series, Investment Objectives modify the sentence to describe the Objective of the Fund. The first sentence will read:

The Fund seeks to provide a high level of tax-free income derived from Tennessee municipal securities without incurring undue risk to principal.

50. Page 22, Tennessee Tax-Free Income Series, Fees and Expenses, Shareholder Fees, Shareholder Fees: the table of shareholder fees will be modified to add the $10 fee for redemptions made by wire. Accordingly, the table will read:

This table describes the fees and expenses that you may pay if you buy and hold shared of the Fund.

Maximum Sales Charge (Load) Imposed on Purchases	NONE
Maximum Deferred Sales Charge (Load)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends [and other distributions]	NONE
Redemption Fee	NONE
Redemption Fee if by wire transfer	$10
Exchange Fee	NONE
Maximum Account Fee	NONE

51. Page 22, Tennessee Tax-Free Income Series, delete the entire footnote under Annual Operating Expenses, as there were no waivers and/or expense reductions to the Fund’s Expenses.

52. Page 23, Tennessee Tax-Free Income Series, Principal Investment Strategies, first sentence will be modified to show what the Fund seeks as a strategy. The sentence will read:

The Fund seeks to provide a steady flow of tax-exempt income derived from Tennessee municipal securities of investment grade quality (those rated BBB or Baa or higher at the time of purchase) with a nominal maturity normally greater than 10 years.

53. Page 23, Tennessee Tax-Free Income Series, Principal Investment Strategies, third sentence of paragraph will be modified to add that the income and investments will be in securities exempt from Federal and Tennessee income tax. The sentence will read:

The Fund has a fundamental policy that during periods of normal market conditions either (1) the Fund’s assets will be invested so that at least 80% of the income will be exempt from Federal and Tennessee Income tax or (2) the Fund will have at least 80% of its net assets invested in securities exempt from Federal and Tennessee Income tax.

54. Page 23, Tennessee Tax-Free Income Series, Principal Risks of Investing, second sentence of first paragraph will be modified to delete the reference to insurance provided by the FDIC, Federal Reserve Board or agency of the U.S. government. The sentence will read:

Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by any bank.

55. Page 23, Tennessee Tax-Free Income Series, Principal Risks of Investing, will be modified to add Tennessee state specific risk factors. After the second paragraph, the following language will be added to the section, moving this information from State Specific Risk Factors appearing at Page 37 of the Prospectus:

Tennessee’s non-agricultural economy is diversified among the following sectors: manufacturing, wholesale and retail trade, services and government. Agriculture constitutes approximately one third of the state’s overall economy. In recent years, the state has been successful in attracting several high profile automobile manufacturing plants.

Tennessee’s economy suffered a significant downturn during the recession. The housing sector experienced a major downturn with the prices of existing homes declining at double-digit rates in a number of locations and new construction starts off considerably from previous years. The manufacturing sector was hard hit by the recession and in 2009 alone manufacturing jobs plummeted 14.2 percent. Education and health services and government were the only sectors of the state economy to see job growth in 2009. The state’s average annual unemployment rate through the end of June 2010 stood at 10.1 percent compared with the national average of 9.5 percent (Source: U.S. Bureau of Labor Statistics). In 2009, Tennessee had a per capita personal income of $34,089 which ranked 36th in the nation which as 87 percent of the national average of $39,138. (Source: Bureau of Economic Analysis).

Tennessee relies on a combination of state sales tax, corporate income taxes, and the Hall income tax for its revenue. According to the University of Tennessee Center for Business and Economic Research, total tax collections in Tennessee increased by $27.2 million, or a 2.2 percent nominal expansion, from April 2009 to April 2010. However, from April 2007 to April 2010 tax revenues fell by 11.2 percent. As with most states, it is expected that revenues will not reach prerecession levels for several more years.

Tennessee has net tax-supported debt per capita of $318 in 2009 which represented 0.9 percent of 2008 personal income. The state’s debt burden was substantially below the national net tax-supported debt median of $936 (Source: Moody’s Investors Services, Special Comment: 2010 State Debt Medians Report, May 2010). As of June 30, 2010, the state’s general obligation debt was rated Aa1 by Moody’s and AA+ by Standard & Poor’s.

56. Page 23, Tennessee Tax-Free Income Series fourth paragraph of Principal Risks of Investing, discussion of nominal and effective maturity: the following four sentences will be deleted and moved to become the last four sentences of Principal Investment Strategies on page 23:

The nominal maturity of the Fund will normally be 10 years or more. Maintaining a steady stream of tax-exempt income is a primary objective of the Fund. The net asset value (NAV) of the Fund is calculated on a daily basis and may fluctuate considerably. The portfolio had a nominal maturity of 16.26 years and an effective maturity of 5.85 years as of June 30, 2010.

Tennessee Tax-Free Short to Medium Series

57. Page 25, Tennessee Tax Free Short to Medium Series, Investment Objectives modify the sentence to describe the Objective of the Fund. The first sentence will read:

The Fund seeks to provide a high level of tax-free income derived from Tennessee municipal securities without incurring undue risk to principal.

58. Page 25, Tennessee Tax-Free Short to Medium Series, Fees and Expenses, Shareholder Fees, Shareholder Fees: the table of shareholder fees will be modified to add the $10 fee for redemptions made by wire. Accordingly, the table will read:

This table describes the fees and expenses that you may pay if you buy and hold shared of the Fund.

Maximum Sales Charge (Load) Imposed on Purchases	NONE
Maximum Deferred Sales Charge (Load)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends [and other distributions]	NONE
Redemption Fee	NONE
Redemption Fee if by wire transfer	$10
Exchange Fee	NONE
Maximum Account Fee	NONE

59. Page 25, Tennessee Tax-Free Short to Medium Series, delete the entire footnote under Annual Operating Expenses, and the Total Actual Annual Fund Operating Expenses after waivers/expense reduction will not be shown.

60. Page 26, Tennessee Tax-Free Short to Medium Series, Principal Investment Strategies, first sentence will be modified to show what the Fund seeks as a strategy. The sentence will read:

The Fund seeks to provide a steady flow of tax-exempt income derived from Tennessee municipal securities of investment grade quality (those rated BBB or Baa or higher at the time of purchase) with a nominal maturity normally ranging from 2-7 years.

61. Page 26, Tennessee Tax-Free Short to Medium Series, Principal Investment Strategies, third sentence of paragraph will be modified to add that the income and investments will be in securities exempt from Federal and Tennessee income tax. The sentence will read:

The Fund has a fundamental policy that during periods of normal market conditions either (1) the Fund’s assets will be invested so that at least 80% of the income will be exempt from Federal and Tennessee Income tax or (2) the Fund will have at least 80% of its net assets invested in securities exempt from Federal and Tennessee Income tax.

62. Page 26, Tennessee Tax-Free Short to Medium Series, Principal Risks of Investing, second sentence of first paragraph will be modified to delete the reference to insurance provided by the FDIC, Federal Reserve Board or agency of the U.S. government. The sentence will read:

Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by any bank.

63. Page 26, Tennessee Tax-Free Short to Medium Series, Principal Risks of Investing, will be modified to add Tennessee state specific risk factors. After the second paragraph, the following language will be added to the section, moving this information from State Specific Risk Factors appearing at Page 37 of the Prospectus:

Tennessee’s non-agricultural economy is diversified among the following sectors: manufacturing, wholesale and retail trade, services and government. Agriculture constitutes approximately one third of the state’s overall economy. In recent years, the state has been successful in attracting several high profile automobile manufacturing plants.

Tennessee’s economy suffered a significant downturn during the recession. The housing sector experienced a major downturn with the prices of existing homes declining at double-digit rates in a number of locations and new construction starts off considerably from previous years. The manufacturing sector was hard hit by the recession and in 2009 alone manufacturing jobs plummeted 14.2 percent. Education and health services and government were the only sectors of the state economy to see job growth in 2009. The state’s average annual unemployment rate through the end of June 2010 stood at 10.1 percent compared with the national average of 9.5 percent (Source: U.S. Bureau of Labor Statistics). In 2009, Tennessee had a per capita personal income of $34,089 which ranked 36th in the nation which as 87 percent of the national average of $39,138. (Source: Bureau of Economic Analysis).

Tennessee relies on a combination of state sales tax, corporate income taxes, and the Hall income tax for its revenue. According to the University of Tennessee Center for Business and Economic Research, total tax collections in Tennessee increased by $27.2 million, or a 2.2 percent nominal expansion, from April 2009 to April 2010. However, from April 2007 to April 2010 tax revenues fell by 11.2 percent. As with most states, it is expected that revenues will not reach prerecession levels for several more years.

Tennessee has net tax-supported debt per capita of $318 in 2009 which represented 0.9 percent of 2008 personal income. The state’s debt burden was substantially below the national net tax-supported debt median of $936 (Source: Moody’s Investors Services, Special Comment: 2010 State Debt Medians Report, May 2010). As of June 30, 2010, the state’s general obligation debt was rated Aa1 by Moody’s and AA+ by Standard & Poor’s.

64. Page 26, Tennessee Tax-Free Short to Medium Series fourth paragraph of Principal Risks of Investing, discussion of nominal and effective maturity: the following four sentences will be deleted and moved to become the last four sentences of Principal Investment Strategies on page 26:

The nominal maturity of the Fund will normally range between 2-7 years. Maintaining a steady stream of tax-exempt income is a primary objective of the Fund. The net asset value (NAV) of the Fund is calculated on a daily basis and may fluctuate considerably. The portfolio had a nominal maturity of 5.79 years and an effective maturity of 4.25 years as of June 30, 2010.

Taxable Municipal Bond Series

65. Page 28, Taxable Municipal Bond Series, Investment Objectives modify the sentence to describe the Objective of the Fund. The first sentence will read:

The Fund, which is a new Fund effective November 1, 2010, seeks a high level of taxable income derived from taxable municipal obligations without incurring undue risk to principal.

66. Page 28, Taxable Municipal Bond Series, Fees and Expenses, Shareholder Fees, Shareholder Fees: the table of shareholder fees will be modified to add the $10 fee for redemptions made by wire. Accordingly, the table will read:

This table describes the fees and expenses that you may pay if you buy and hold shared of the Fund.

Maximum Sales Charge (Load) Imposed on Purchases	NONE
Maximum Deferred Sales Charge (Load)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends [and other distributions]	NONE
Redemption Fee	NONE
Redemption Fee if by wire transfer	$10
Exchange Fee	NONE
Maximum Account Fee	NONE

67. Page 28, Taxable Municipal Bond Series, delete the entire footnote under Annual Operating Expenses.

68. Page 28, Taxable Municipal Bond Series, Portfolio Turnover, delete the following sentence:

Because this is a new Fund effective November 1, 2010, it can be anticipated that it will have a portfolio turnover in its first year of operation approximately 50% as the portfolio is built.

69. Page 29, Taxable Municipal Bond Series, Principal Investment Strategies, modify first sentence of first paragraph to read:

The Fund seeks to provide a steady flow of income from taxable municipal obligations of investment grade quality (those rated BBB or Baa or higher at the time of purchase) with a nominal maturity normally greater than 10 years.

70. Page 29, Taxable Municipal Bond Series, Principal Investment Strategies, modify third and fourth sentences of first paragraph to read:

In periods of normal market conditions the Fund will have at least 80% of its net assets invested in taxable municipal bonds. The Fund may invest up to 20% of its net assets in taxable debt obligations other than municipal bonds, including but not limited to, U.S. Treasury securities and obligations of the U.S. government, its agencies, and instrumentalities.

71. Page 29, Taxable Municipal Bond Series, Principal Investment Strategies, add the following paragraphs:

The Fund may also invest in taxable municipal bonds issued pursuant to the American Recovery and Reinvestment Act of 2009 (the “Act”) or other legislation providing for the issuance of taxable municipal debt on which the issuer receives federal support (“Build America Bonds”). Enacted in February 2009, the Act authorizes state and local governments to issue taxable bonds for which, provided certain specified conditions are met, issuers may either (i) receive reimbursement from the U.S. Treasury with respect to the interest payments on the bonds (“direct pay” Build America Bonds) or (ii) provide tax credits to investors in bonds (“tax credit” Build America Bonds). The federal interest subsidy on direct pay Build America Bonds continues for the life of the bonds. Build America Bonds provide an alternative form of financing to state and local governments and, in certain cases, may provide a lower net cost of funds to issuers.

Unlike most other municipal bonds, interest received on Build America Bonds is subject to federal income tax and may be subject to state tax. Issuance of Build America Bonds will cease on December 31, 2010, unless the relevant provisions of the Act are extended. At this time there is legislation pending that would extend and modify provisions of the Act. However, there can be no assurance that the Act will be extended. If the Act is not extended, issuers will lose the ability to issue Build America Bonds. If the provisions of the Act relating to Build America Bonds are not extended beyond December 31, 2010, availability of such bonds may thereafter be limited, which may affect the market for the bonds and/or their liquidity.

Page 29, Taxable Municipal Bond Series, Principal Investment Strategies, add the following paragraph:

Because Build America Bonds are a new form of municipal financing and are subject to the sunset provision described above, it is difficult to predict the extent to which a market for such bonds will develop, meaning that Build America Bonds may be less liquid than other types of municipal obligations. Less liquid bonds can become more difficult to value and illiquidity may negatively affect prices of bonds held in the portfolio. Because issuers of direct pay Build America Bonds have to meet certain requirements to receive a reimbursement from the U.S. Treasury, there is always the possibility that such requirements may not be met by the issuer. Under such a scenario, there is a risk that the reimbursement from the U.S. Treasury may be interrupted which may be a problem if the funds are pledged to service the debt of the underlying direct pay Build America Bonds. Additionally, if issuers owe money to the federal government, the reimbursement from the U.S. Treasury may be subject to an “offset” which could potentially reduce the amount of money available to service debt payments on direct pay Build America Bonds. Any interruption and/or offset of the reimbursement from the U.S Treasury may reduce the demand for such direct pay Build America Bonds which may reduce market prices and cause the value of Fund shares to fall.

72. Page 30, Taxable Municipal Bond Series, delete “Performance” caption.

73. Page 29, Taxable Municipal Bond Series, Principal Risks of Investing, second sentence of first paragraph will be modified to delete the reference to insurance provided by the FDIC, Federal Reserve Board or agency of the U.S. government. The sentence will read:

Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by any bank.

74. Page 30, Taxable Municipal Bond Series, Portfolio Managers, delete the following sentences:

Mr. Harrison has been portfolio manager of the Fund since 2004. Mr. Gard joined Mr. Harrison as co-portfolio manager of the Fund in 2008 after active duty service in the United States Navy from 2001-2007.

The remaining sentence will read: Vincent Harrison and Eugene Gard serve as co-portfolio managers of the Fund since inception.

75. Page 29, Taxable Municipal Bond Series, Principal Risks of Investing, fourth paragraph, delete fourth sentence, which reads: The nominal maturity of the Fund will normally average 10 years or more.

Intermediate Government Bond Series

76. Page 31, Intermediate Government Bond Series, Investment Objectives modify the sentence to describe the Objective of the Fund. The first sentence will read:

The Intermediate Government Bond Series (the Fund) seeks a high level of current income derived from securities of the U.S. Government and its agencies without incurring undue risk to principal.

77. Page 31, Intermediate Government Bond Series, Fees and Expenses, Shareholder Fees, Shareholder Fees: the table of shareholder fees will be modified to add the $10 fee for redemptions made by wire. Accordingly, the table will read:

This table describes the fees and expenses that you may pay if you buy and hold shared of the Fund.

Maximum Sales Charge (Load) Imposed on Purchases	NONE
Maximum Deferred Sales Charge (Load)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends [and other distributions]	NONE
Redemption Fee	NONE
Redemption Fee if by wire transfer	$10
Exchange Fee	NONE
Maximum Account Fee	NONE

78. Page 31, Intermediate Government Bond Series, delete the entire footnote under Annual Operating Expenses, and the Total Actual Annual Fund Operating Expenses after waivers/expense reduction will not be shown.

79. Page 32, Intermediate Government Bond Series, Principal Investment Strategies, modify the percentage of investment and type of investment in U.S. government securities to now read:

At least eighty (80%) of the portfolio of the Intermediate Government Bond Series will be invested in bonds issued by the U.S. Government or its agencies or instrumentalities, with the remainder of the portfolio invested in bank accounts fully insured by the FDIC or collateralized by bonds issued by the U.S. Government or its agencies or U.S. Treasury or Agency Notes and Bills.

80. Page 32, Intermediate Government Bond Series, move the sentences below from Principal Risks of Investing to become the last sentences under Principal Investment Strategies:

The nominal maturity of the Fund will normally range from 3-10 years. Maintaining a high level of current income is a primary objective of the Fund. The net asset value (NAV) of the Fund is calculated on a daily basis and may fluctuate considerably. The portfolio had a nominal maturity of 9.69 years and an effective maturity of 1.07 years as of June 30, 2010.

Other Portions of Prospectus

81. Immediately following the discussion of Items 1-5 of Form N-1A for the ten (10) series, the information for Items 6-8 of Form N-1A will be inserted. The information will be moved from pages 44-48 to read as follows:

BUYING SHARES

Our goal is to make doing business with us as easy as possible. You can buy shares at the next net asset value computed after we receive your investment in proper form as described below. There is no sales charge or load. To help the government fight the funding of terrorism and money laundering activities, the USA Patriot Act requires all financial institutions to obtain, verify, and record information that identifies each person or entity that opens an account.

Terms of Offering

If you send us a check that does not clear, we may cancel your order and hold you responsible for any loss that we have incurred. We may recover our loss by redeeming shares held in your account, and we may prohibit or restrict you from placing future orders. The Trust does not accept third-party checks, money orders, travelers’ checks, or cash. We reserve the right to refuse official checks or cashier’s checks.

We retain the right to reject any order, and to raise or lower the minimum investment size for any persons or class of persons. An order to purchase shares is not binding on us until confirmed in writing by the Transfer Agent.

If you purchase shares through an investment representative, that party is responsible for transmitting orders in accord with contractual arrangements between the Trust and your representative. There may be different cut-off times for purchase and sale requests. Consult your investment representative for specific information.

Initial Investment

Your initial investment need only be $100.00 for any of our Funds.

Purchases Made By Wire Transfer

If this is an initial investment you must first call us to tell us the following:

•	How the account is to be registered

•	Name of Fund in which you wish to invest

•	Your address

•	Your tax identification number

•	Amount being wired

•	Name of wiring bank

Our wire instructions are directed to US Bank, Cincinnati, Ohio as follows:

US Bank	ABA # 0420-0001-3
Alabama Tax-Free Income Series	#821-602-844
Kentucky Tax-Free Income Series	#483-622-098
Kentucky Tax-Free Short-to-Medium Series	#483-622-106
Mississippi Tax-Free Income Series	#821-637-840
North Carolina Tax-Free Income Series	#483-622-338
North Carolina Tax-Free Short-to-Medium Series	#483-622-346
Tennessee Tax-Free Income Series	#483-622-122
Tennessee Tax-Free Short-to-Medium Series	#483-622-130
Intermediate Government Bond Series	#483-622-148
Taxable Municipal Bond Series	#1301137538939

If you are adding to an existing account by wire transfer, please call us ahead of time with your name and account number.

Purchases Made By Mail

Make your check payable to the Fund you want to invest in and send your check to:

Dupree Mutual Funds

P.O. Box 1149

Lexington, KY 40588-1149

Along with one of the following:

•	A completed new account form (if new account)

•	The detachable stub which you will find at the top of your most recent account statement

•	A letter specifying the account number and name of Fund

Funds deposited into your Dupree account may not be withdrawn until the Transfer Agent has confirmed that the funds used to purchase Dupree shares have cleared your bank.

Automatic Purchase Plan

Once your account is open, you may make investments automatically by authorizing Dupree Mutual Funds to draw on your bank account. Please call us at the phone number on the back cover for more information.

Individual Retirement Accounts

Shareholders of the Intermediate Government Bond Series and Taxable Municipal Bond Series may establish Individual Retirement Accounts. Please contact us at the number on the back cover for more information and account application forms.

SELLING SHARES

You may sell all or part of the shares in your account at any time without any penalties or sales commissions. The sale of shares may result in a capital gain or loss depending upon your original cost basis. To sell shares, simply use one of the methods described below. We will not require a signature guarantee (but reserve the right to do so); however, on your account application, you will be asked to indemnify and hold harmless the Trust, the Transfer Agent and their officers, agents and employees, from losses, claims, expenses and liabilities based on actions taken as the result of your instructions. The Trust will utilize reasonable procedures, such as recording telephone redemption requests or making inquiries of information that should only be known to the shareholder and the Trust, to confirm that instructions communicated by telephone or in writing are genuine. If reasonable procedures are followed by the Trust, it will not be liable for losses due to unauthorized or fraudulent telephone instructions.

By Telephone

In Lexington, KY (859) 254-7741

Toll Free National Number (800) 866-0614

All accounts will automatically receive telephone redemption, exchange and transfer privileges unless indicated otherwise on the initial application form. We will mail or wire the money only to the address or bank account previously filed with us. Changes to any redemption instructions must be made in writing and signed by all owners. The telephone cannot be used to redeem shares for which you hold certificates of beneficial interest or until the Transfer Agent has confirmed that funds used to purchase Dupree Shares have cleared your bank, typically 7 business days after receipt of funds.

By Mail

You must send us a written request for redemption, signed by each registered holder exactly as the shares are registered along with (if applicable):

•	Any certificates of beneficial interest

•	Documents required by Corporations, Executors, Administrators, Trustees and Guardians.

Third-Party Investments

If you invest through a third party (rather than directly with the Trust), the third party may charge you fees different from than those described here. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares. Consult a representative of your plan or financial institution if in doubt. All such transactions through third parties depend upon your contractual relations with the third party and whether the Trust has an arrangement with the third party.

Payment of Redemption Proceeds

The Transfer Agent will normally mail a check or wire redemption proceeds the business day following the receipt of necessary documents in required form. In order to receive proceeds by wire the redeeming amount must be at least $500.00. A $10.00 wire charge fee applies to all redemptions processed by wire. The Transfer Agent may deduct the wire charge from the redemption proceeds. Your own bank may also impose a wire charge on your account to which the funds are wired. There is no fee for processing redemption proceeds through the Automated Clearing House (ACH) electronic funds transfer system. Electronic transfers processed through the ACH system may take up to 48 hours to clear your bank.

We reserve the right on all redemptions, including redemptions by writing a check in any of the Short-to-Medium Series or Intermediate Government Bond Series, to delay payment seven days if to do otherwise would negatively affect existing shareholders.

Shares redeemed to close an account will earn dividends through the date of redemption. In addition to the redemption proceeds, redeeming shareholders will receive dividends declared but unpaid. If you redeem only a portion of your shares, you will receive all dividends declared and unpaid on all your shares on the next dividend payment date.

Redemption Price

The redemption price of shares redeemed will be their net asset value per share as calculated in the first determination of net asset value after the Trust has received all necessary documents in proper form.

Suspension of Redemption

We may suspend the right of redemption or postpone payment for more than seven days during any of the following:

•	The New York Stock Exchange is closed

•	The Securities and Exchange Commission determines trading on the Exchange is restricted

•	There is an emergency as determined by the commission where it is not reasonably practicable for us to dispose of securities.

•	Such other period as the Commission may by order permit for the protection of the shareholders

Redemption by Trust

If your account balance falls below $100 as a result of shareholder redemption and not simply market valuation change, we may redeem your shares and close out your account. We will mail you a notice requesting you to bring the account back up to the minimum investment amount of $100. If you choose not to do so within thirty (30) days from the date of notice, we will close your account and mail the proceeds to the address of record.

If you should move to a state where the Trust does not routinely offer its shares for sale or if you should transfer or attempt to transfer any of your shares to another person residing in a state where the Trust does not routinely offer its shares for sale, the Trust reserves the right to involuntarily redeem your shares and close out your account and/or modify your dividend payment option to receive your dividends in cash in lieu of reinvestment of said dividends in the Trust.

The Trust reserves the right to redeem, at any time without notice, any account if it is determined that the account owner is not complying with the Trust’s policies and procedures.

Redemption In-Kind

The Trust does not reserve the right to redeem in-kind.

Undeliverable Redemption Checks

For any shareholder who chooses to receive distributions in cash: If distribution checks (1) are returned and marked as undeliverable or (2) have not been negotiated within six months from the date of issuance, your account will be changed automatically so that all future distributions are reinvested in your account. Checks that have not been negotiated within six months from the date of issuance will be considered void. The check will be canceled and the money reinvested in the Fund on your behalf.

Transfer and Exchange of Shares

You may transfer your shares to another owner. You may exchange shares between Funds offered in your state of residence without a sales charge at the next determination of net asset value; however, the Trust reserves the right to reject any exchange in excess of $50,000 and to modify or terminate the exchange privilege at any time only upon sixty (60) days written notice. An exchange is treated for federal tax purposes as a redemption and purchase of shares and may result in the realization of a capital gain or loss, depending on the cost or other tax basis of the shares exchanged. No representation is made as to the deductibility of any such loss. The Transfer Agent will provide you with information about the documents required.

Withdrawal Plan

You may withdraw fixed or variable amounts from your account at regular intervals. Once begun, a withdrawal plan may be discontinued at any time without penalty.

Inactive Accounts

If your account is inactive (i.e., you do not make any deposits or withdrawals) and you have not otherwise communicated with us about your account during the applicable period provided by law, we may be required to transfer the balance of your account as abandoned property to the appropriate state authority under the escheat laws.

DIVIDENDS

Generally, we declare dividends separately for each Fund each business day. The Alabama, Kentucky, Mississippi, North Carolina and Tennessee Income Series pay such dividends as of the last business day of each quarter. The Kentucky, North Carolina and Tennessee Short-to-Medium Series, the Taxable Municipal Bond Series and the Intermediate Government Bond Series pay such dividends as of the last business day of each month. If no other business day(s) intervenes between a weekend or holiday on which the Dupree office is closed, then dividends will be paid on the second to last business day of the quarter (Income Series) or month (Short-to-Medium Series, Taxable Municipal Bond Series and Intermediate Government Bond Series). The Trustees have the authority to change dividend payment dates.

Net investment income consists of all interest income accrued on portfolio securities less all expenses. Capital gains, if any, will normally be distributed between October 31 and January 31 in order to comply with federal income tax regulations (See Statement of Additional Information for additional information). Income dividends and capital gains distributions, if any, will be paid in additional shares by credit to the shareholder’s account or in cash at the shareholder’s election. Any such election remains in effect until the Transfer Agent receives notice terminating the election at least three days before the payment date of a dividend or distribution. The available elections are indicated on the new account application form.

FREQUENT PURCHASES AND REDEMPTION OF FUND SHARES

Frequent purchases and redemptions by a shareholder in any Fund may be disruptive of our efforts to maximize the yield of the Fund because it may mean that cash is not invested or that borrowing to pay redemption proceeds may be necessary. Management of the Trust monitors trading practices of shareholders and has not detected patterns of frequent purchases and redemptions. Accordingly, the Trustees have elected not to adopt a policy or procedure to restrict such practices, but reserve the right to do so if frequent trading practices are detected. As stated above, we reserve the right to reject any order to purchase shares or to delay payment of redemption proceeds seven (7) days if to do otherwise would negatively affect existing shareholders.

TAXES

Each Series of the Trust has qualified as a regulated investment company (RIC) under the Internal Revenue Code. Accordingly, we must distribute at least 90% of our net income earned in any year. Ordinarily, the dividends we pay our shareholders of the tax-exempt municipal bond funds will be exempt interest dividends that will be excludable from gross income for federal (including alternative minimum tax) and state income tax purposes in certain states.

The IRS may audit the issuers of municipal bonds and, in rare instances, declare that the interest paid on certain municipal bonds that were originally issued as tax-exempt bonds is not excludable from gross income. While the reclassification of income by the IRS is a relatively rare event, it is nonetheless a risk of investing in tax-exempt municipal bonds.

Dividends and distributions paid on the Intermediate Government Bond Series and the Taxable Municipal Bond Series generally will be subject to federal income tax and may be subject to state income tax.

Distributions of income from investments in non-municipal securities or net short-term capital gains or net long-term capital gains exceeding our capital loss carry forwards (if any) will be taxable as more fully described in the Statement of Additional Information. Ad valorem taxes may also be imposed in some states. The sale of shares may result in a capital gain or loss depending upon your original cost basis. An exchange of Fund shares for shares of another Fund will be treated as a sale of the original Fund shares, and any gain on the transaction may be subject to federal and state income taxes.

You must report your total tax-free income on your federal income tax return. The IRS uses this information to help determine the tax status of any social security payments you may receive during the year. Tax-exempt dividends paid to social security recipients may increase the portion of social security benefits that is subject to tax. You should always consult with your tax adviser about the effects of investments in the Trust and recognize that the tax laws of the several states afford different tax treatment to their residents.

82. Page 34, the caption which currently read: Investment Objectives and Strategies will be changed to read: Investment Objectives and Principal Investment Strategies

83. Pages 38, 40 and 41 the discussion of Borrowing of Money will be deleted. This information will be moved to the Statement of Additional Information, following Non-Fundamental Restrictions appearing at page 10 of that document.

84. Page 41 listing of where Taxable Municipal Bond Series is available for sale is being corrected to add all states where available, with sentence to read:

The Taxable Municipal Bond Series is available for sale in the following states: Alabama; Florida; Georgia; Illinois; Indiana; Kentucky; Mississippi; North Carolina: Ohip: South Carolina: Tennessee; Texas: and Virginia.

85. Page 43, Determining Net Asset Value, the second, third, fourth and fifth paragraphs will be reworded to read as follows:

The Dupree office is closed on the following holidays: Thanksgiving (Thursday, November 25, 2010); Christmas (Observed Friday, December 24, 2010); Martin Luther King Day (Monday, January 17, 2011); President’s Day (Monday, February 21, 2011); Good Friday (Friday, April 22, 2011); Memorial Day (Monday, May 30, 2011); U.S. Independence Day (Monday, July 4, 2011); Labor Day (Monday, September 5, 2011); Columbus Day (Monday, October 10, 2011); and Veteran’s Day (Friday, November 11, 2011). The above listed closing dates correspond with the closing dates recommended by the Securities Industry and Financial Markets Association (“SIFMA”).

On any business day when SIFMA recommends an early close (2:00 p.m. EST), we will close and calculate each Fund’s NAV at the SIFMA recommended closing time. On those days when SIFMA recommends an early close time of 2:00 p.m. EST, any purchase and/or redemption orders received after 2:00 p.m. EST will be processed and become effective on the next business day at the then prevailing NAV. We may elect to remain open on those dates which SIFMA recommends a full close.

Purchase and sales orders accepted after the Trust’s order cut-off time (4:00 p.m. EST) will be effective the following business day at the NAV computed on the following day.

Statement of Additional Information

86. In response to requested modifications to Page 18 section entitled Officers and Trustees, please be advised that ALL of the Trustees are non interested Trustees, including the Chairman of the Board of Trustees. Accordingly, there is no separate lead independent director such as described in Item 17 (b)(1). The first two full paragraphs of Page 18, Officers and Trustees will be deleted and the following will be inserted:

In 2004 the Board of Trustees and shareholders determined that a totally independent Board of Trustees was the appropriate method to manage the business of the Trust. The Board of Trustees is comprised solely of non-interested persons and meets on a quarterly basis to discuss, review and act upon business matters of the Trust. On a quarterly basis the Trustees review financial statements, dividends declared, portfolio pricing and variances, compliance subjects, brokerage allocations and selections, and adopts, ratifies or amends policies. On a weekly basis the Trustees are apprised of the total investments in each portfolio and yield information. As set forth in the Declaration of Trust filed pursuant to the laws of the Commonwealth of Kentucky, the Trustees manage the business of the Trust: appointing and removing officers, agents consultants and employees; selecting Advisers, Depositories, Custodians, distributors, underwriters and others; and delegating responsibilities to officers and/or committees of the Trust or employees, advisers, agents or others. The Board adopts general policy and charges Dupree & Company with the responsibility for daily investment, shareholder servicing and management decisions. The Board of Trustees oversees risks to the Trust through the services of the independent auditors of the Trust and the Trust’s Compliance Officer. The Trustees has engaged the independent auditors to conduct agreed upon review of management practices. In addition, the Trustees receive quarterly reports of compliance risks from both management and the Trust’s Compliance Officer.

All of the committees of the Board of Trustees are inclusive of all Trustees. This allows all trustees to be fully apprised of the business of the Trust. The Audit Committee of the Board of Trustees meets semi-annually, or more often if needed, to review accounting, management, pricing and control functions of the Trust and other matters required by law. During the most recently completed fiscal year the Audit Committee met twice. The Nominating Committee of the Trust, meets annually or more often, if needed, to nominate persons to serve on the Board of Trustees. During the most recently completed fiscal year, the Nominating Committee met once. The Nominating Committee will consider nominees recommended by security holders when a vacancy occurs. Any security holder may write to the Trust, identifying a nominee and describing the nominee’s qualifications. In addition the Trustees meet quarterly without management to discuss Trust business and the oversight responsibilities of the independent Trustees, including compliance matters. All Trustees also comprise the Valuation Committee which meets if necessary to fair value portfolio securities when readily available quotations are not available and/or when the Investment Adviser’s recommended valuation of a given security is different from readily available quotations by an amount which is of significance to the Funds’ NAV. The Committee did not meet during the most recently completed fiscal year.

Set forth below is certain biographical information about the Trustees including a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a member of the Board in light of the Trust’s business and structure.

James C. Baughman, Jr. - Mr. Baughman serves as the President, Secretary, Treasurer and Director of Office Suites Plus, Inc. and its wholly owned subsidiary, Office Suites Plus Properties, Inc. (collectively Office Suites Plus). Office Suites Plus is a privately held business that provides high quality office and conference facilities with advanced technology and support services to corporations. Mr. Baughman’s educational background is in the area of finance. His individual qualifications and skills include senior management experience in the areas of accounting and finance, marketing, advertising, strategic thinking, and corporate governance.

Lucy A. Breathitt - Mrs. Breathitt is the fifth generation owner and operator of a family farm, Alexander Farms, where she is involved in raising and bringing to market cattle, sorghum, honey and tobacco. She previously served in an executive capacity within the Office of the President of the United States. Her individual qualifications and skills include senior management experience, organizational and interpersonal effectiveness, communication skills, and consensus building. Mrs. Breathitt has served on multiple local, state and national civic boards, focusing on the preservation and conservation of history and resources.

William A. Combs, Jr. - Mr. Combs currently serves as an Officer and director of Mercedes-Benz of Cincinnati, Ohio, Mercedes-Benz of West Chester, Ohio, and Freedom Dodge in Lexington, Kentucky. He previously served as an Officer and Director of a family controlled lumber and supply business. His individual qualifications and skills include senior management experience, corporate governance, finance, strategic thinking, and consensus building. Mr. Combs has served in leadership roles on numerous local civic boards.

C. Timothy Cone - Mr. Cone presently serves as President of Gess, Mattingly & Atchison, P.S.C., a Lexington, Kentucky based law firm. The principal areas of his law practice relate to Business Organizations and Transactions and Commercial Lending and Real Estate. His individual qualifications and skills include senior management experience in the areas of business formations, mergers and acquisitions, corporate governance, and strategic thinking. Mr. Cone has extensive experience with the Kentucky thoroughbred industry and has served in leadership roles on numerous local civic boards.

J. William Howerton - Judge Howerton is a retired Judge of the Kentucky Court of Appeals. While on the Court, Judge Howerton served as the Chief Judge from November 1986 to December 1990. His individual qualifications and skills include senior management experience, communications skills, dispute resolution, strategic thinking, and consensus building. He is presently Chair of the Carson-Myre Charitable Foundation and a Director Emeritus for the Carson Center for the Performing Arts.

William S. Patterson - Mr. Patterson serves as the CEO of Cumberland Surety, Inc. Which is headquartered in Lexington, Kentucky. Cumberland Surety is an insurance underwriter specializing in contract surety bonds, reclamation bonds, performance bonds, and payment bonds. Mr. Patterson is also engaged in real estate development and the breeding and racing of thoroughbred horses. Mr. Patterson’s individual qualifications and skills include senior management experience in the areas of insurance underwriting, corporate governance, finance, and strategic thinking. Mr. Patterson has assisted in merger and acquisition activities involving ITT Corp., Zapata Petroleum, Consolidated Freightways and National City Bank. Mr. Patterson has served on numerous local civic boards and the boards of two banks.

On behalf of the Registrant, please accept the foregoing modifications as being responsive to the Commission staff comments as communicated by Mrs. Williams. If there are any questions or any additional matters to be addressed by the Registrant, please contact the undersigned

Respectfully submitted,

/s/ Gay M. Elste
Gay M. Elste

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